



Samantha Boucher (She/they) · 3rd

Co-founder & CEO @ Shire. I'm an organizer, technologist, and analyst with a background in politics, government relations, nonprofits & tech startups. I love solving big challenges and building new things.

Chicago, Illinois, United States · Contact info

500+ connections

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About

I'm passionate about building organizations and teams, and committed to humanitarian efforts. I have a diverse background, working with startups, nonprofits and campaigns that align with my values.

In the business world, I love building teams and products, and helping to grow and scale small startup ...see more

Featured

Post	Post
It's never going to *not* be weird to be holding a giant check....	I almost can't believe it, but it's finally time: You can now invest in my startup, **Shire**, through our equit...
	
	Invest in Shire: Enabling millions of people to volunteer remotely for campaigns & nonprofits wefunder.com · 1 min read
👍💬❤️ 44 6 comments	👍💬❤️ 59 9 comments

Activity
653 followers

Samantha Boucher reshared a post · 1mo

 **Digital Operations: The New Secret Weapon of Progressive Campaigns ft. Samantha Boucher**
youtube.com

Samantha Boucher reshared a post · 1mo



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Experience

 **Co-founder & CEO**
Shire
Oct 2021 – Present · 1 yr 1 mo
United States

At Shire, we're building the first bespoke digital office tool for progressive political campaigns & nonprofits.

 **Home – Shire**

 The digital volunteer office for progressive campaigns & organizations. We're building modern, accessible digital tools for volunteers. It's time to make digital volunteering...

 **Product Manager**
bld.ai
Aug 2021 - Present · 1 yr 3 mos

bld.ai is a full service software development agency serving clients across a variety of industries. At bld.ai, my role included: ...see more

 **Director of Digital Operations & Analytics**
C2G Strategies
Feb 2021 - Sep 2021 · 8 mos
Des Moines, Iowa, United States

C2G Strategies is a political & civics consulting firm, working with progressive political candidates, PACs, nonprofits, and environmental agencies. As Director of Digital Operations & Analytics, my role ...see more

 **Digital Operations Director**
Paula Jean for U.S. Senate, West Virginia · Full-time
Aug 2020 - Jan 2021 · 6 mos
Charleston, West Virginia, United States

• Managed the Digital Department, including teams in distributed organizing, data analysis, research & targeting, and IT development. ...see more

 **Paula Jean Swearengin for U.S. Senate**
A coal miner's daughter and granddaughter, Paula Jean Swearengin has been fighting for a better West Virginia and our West Virginia values for decades.

 **Operations Consultant**
Culture Aid NOLA · Contract
Jun 2020 - Sep 2020 · 4 mos
New Orleans, Louisiana, United States

Culture Aid NOLA is a non-governmental organization providing emergency food security assistance in New Orleans in the wake of the COVID-19 Pandemic. ...see more

 **Culture Aid NOLA**
Culture Aid NOLA (CAN) is a collaborative relief effort to provide direct assistance, resources and information to underserved members of the community.

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Education

 **American Military University**
Intelligence Studies
2014 - 2016

Licenses & certifications

 **Applied Suicide Intervention Skills Training (ASIST)**
United Latino Students Association
Issued Aug 2014 · No Expiration Date

 **IS-100.B: Introduction to Incident Command System**
FEMA

 **IS-200.B: ICS for Single Resources and Initial Action Incidents**
FEMA

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Volunteering

 **Emergency Services Officer**
Civil Air Patrol
Feb 2012 - Nov 2014 · 2 yrs 10 mos
Disaster and Humanitarian Relief

Planned and executed training exercises and engaged in wilderness search and rescue operations in the Appalachian Mountain region.

 **Second Lieutenant, TAC Officer**
Civil Air Patrol
Jun 2017 - Present · 5 yrs 6 mos
Disaster and Humanitarian Relief

Conduct dynamic, engaging leadership training for cadets in a military environment at annual training encampments.

Skills

Leadership
 Endorsed by Garrett Lord who is highly skilled at this

 Endorsed by 2 colleagues at Fliplet

 21 endorsements

Program Management
 Endorsed by 9 colleagues at Team Rubicon

 14 endorsements

Data Analysis
 Endorsed by 3 colleagues at Team Rubicon

 8 endorsements

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Recommendations

Received   Given

 **Cole Edwards** · 3rd
Founder of Scale to Win
November 16, 2020, Cole worked with Samantha but they were at different companies

As a peer to peer texting vendor, I had the pleasure of working with a number of campaigns and organizations this cycle. Samantha ran one of the biggest and well organized digital organizing operations I have seen. Rarely does one individual posses so many talents and skills, from strong organizing chops, to having an in-depth understanding of data, to strong management and po ...see more

 **Jason Snell** · 3rd
Founder at Primary Assembly
November 12, 2020, Jason reported directly to Samantha

Samantha has a powerful combination of political passion and a rich technological expertise that makes her one of the most valuable campaign directors in the field right now. It was an honor to work with someone so talented.

 **Alexa LeBoeuf** · 3rd
Organizational Capacity Consultant
August 19, 2018, Alexa worked with Samantha on the same team

To Whom it May Concern,

I have worked with Samantha Boucher for over the past year on a local grassroots organizing campaign that sought to establish an equity focused education platform for Hamilton County elected of ...see more

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Interests

Companies   Groups   Schools

 **Mobliciti - A Kocho Group Company**
4,053 followers

+ Follow

 **Northwest Progressive Institute**
89 followers

+ Follow

Show all 29 companies →